^form 13G
AMMEND#
2
STOCK_NAME
American Buildings Corp.
CLASS
Common
CUSIP
02475710
APP_NAME
Gardner Lewis Asset Management
SSN
23-2778393
ADDRESS
285 Wilmington - West Chester Pike  Chadds Ford, PA  19317
REPORTING TYPE
IA
STOCK_NAME
American Buildings Corp.
STOCK_ADDRESS
State Docks Road, Eufala, AL  36027
NAME_OF_PERSON
Gardner Lewis Asset Management, L.P.
ADDRESS_OF_BUS
285 Wilm. - W. Chester Pike  Chadds Ford, PA 19317
CITIZEN
USA
CLASS_OF_STOCK
Common
CUSIP
02475710
BENEFICIALLY
186,000
PERCENT
3.5%
^page
SOLE
185,400
SHARED
0
SOLE_DISPOSE
186,000
SHARED_DISPOSE
0
CHECK
X
DATE
02/13/97
NAME
W. Whitfield Gardner
TITLE
Chairman and CEO
^page